1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 14, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities or debenture.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ISSUE OF
SHORT-TERM DEBENTURE

This announcement is made by Aluminum Corporation of China Limited (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

At the annual general meeting of the Company held on 9 June 2005, the Company was authorized to issue short-term debentures in the aggregate principal amount of up to RMB 5 billion. Prior to the annual general meeting, the Company obtained approval from the People's Bank of China on 25 May 2005 with regard to the issue of such short-term debentures.

The Company proposes to issue the first tranch of short-term debentures in the aggregate principal amount of RMB 2 billion on 14 June 2005 (the "Issue of Debenture"). The Agricultural Bank of China will act as the lead underwriter of the Company in the Issue of Debenture. The short-term debentures will be issued through book-building and the unit face value of each debenture will be RMB100 and the minimum subscription unit of the debenture is RMB10 million. The debentures will be listed and transferable on the PRC interbank debenture market commencing from 16 June 2005. The maturity period of such short-term debentures is 365 days from 15 June 2005.

The proceeds from the Issue of Debenture will be used as working capital of the Company to meet its production and operational needs. The Issue of Debenture will be to institutional investors in the PRC banking industry and not to any public investors.

The Issue of Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui, Mr. Joseph C. Muscari (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
Hong Kong, 9 June, 2005 * For identification only.

About the Company
Our contact information of this release is:

•	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
•	Telephone number: (86-10) 6397 1767
•	Website: http://www.chinalco.com.cn
•	Contact person: Liu Qiang, Company Secretary